THE CIGNA GROUP
900 Cottage Grove Road
Bloomfield, Connecticut 06002
VIA EDGAR

January 16, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mengyao Lu and Robert Klein

RE:	The Cigna Group
Form 10-K for the Fiscal Year Ended December 31, 2023
Form 10-Q for the Quarterly Period Ended September 30, 2024
Response dated November 21, 2024
File No. 001-38769

Ladies and Gentlemen,

The Cigna Group (the "Company") submits this letter in response to the comments contained in the correspondence of the Staff (the "Staff") of the United States Securities and Exchange Commission (the "Commission"), dated December 20, 2024 (the "Comment Letter"), relating to the Form 10-K for the fiscal year ended December 31, 2023 (the "2023 Form 10-K"), Form 10-Q for the quarterly period ended September 30, 2024, and our prior response dated November 21, 2024.

For reference purposes, the text of the comments in the Comment Letter have been reproduced herein (in bold), with the Company's response below each numbered comment.
Form 10-Q for the Quarterly Period Ended September 30, 2024
Note 17 - Segment Information, page 32

1.We note your response to prior comment 6 that you considered the economic characteristics of the Pharmacy Benefits Services and Specialty and Care Services operating segments to be similar and that the aggregation meets the objective and basic principles of segment reporting under ASC 280. Please address the following points:

•Please elaborate how the aggregation of these two operating segments helps investors understand your performance and assess prospects for future cash flows. In doing so, please consider providing a balanced assessment of both supporting and contradicting evidence such as your communications with investors, industry reports or other analyses by users of your financial statements. For example, we note from the quarterly investor presentations in 2024 published on your website that your Specialty and Care Services growth ranged from 8% to 12%, while your Pharmacy Benefit Services growth ranged from 2% to 4%. We also note that in your earnings calls, management and analysts discussed the significant growth in your Specialty and Care Services on various occasions.

•Please provide us with the actual margins for each of these two operating segments in historical periods presented in your financial statements and further explain how you analyzed the similarity of the long-term average margins.

•Your response indicates that the historical margins as calculated as pre-tax adjusted income from operations divided by total adjusted revenues ranged from 3% to 5%. Please tell us how you considered the similarity of economic characteristics on both an absolute and relative basis and your basis for expecting the operating segments to exhibit similar long-term financial performance.

We acknowledge the Staff's comment requesting further elaboration. We considered both the economic similarities and differences in assessing the aggregation of the Pharmacy Benefit Services and the Specialty and Care Services operating segments. Management's expanded conclusions related to the operating segments' similar long-term financial performance expectations in accordance with ASC 280-10-50-11 and ASC 280-10-55-7A and how these determinations led to our decision to aggregate the two Evernorth Health Services ("Evernorth") operating segments into one reportable segment are detailed below.

How aggregating operating segments helps investors understand performance and assess future cash flow prospects

We believe that our decision to aggregate the Evernorth operating segments helps investors understand performance and assess future cash flow prospects based on the breadth and interaction of the products and services offered by these operating segments and the related value they bring to Evernorth's shared customer base. Evernorth's strategy is to go to market with a full suite of products and services that both (a) enables our customers to combine our products and services to create a comprehensive benefit offering designed to manage prescription drugs and provide independent and coordinated health solutions and capabilities and (b) addresses the needs of a shared customer base, ultimately benefiting both Evernorth operating segments. Evernorth's ability to deliver this broad array of healthcare services on both a standalone or combined basis between its two operating segments enables us to drive incremental growth.

The Pharmacy Benefits Services operating segment is comprised of our businesses that contribute steady, predictable growth, create value for our clients and customers by developing formularies, ensure adequate access to care and negotiate with pharmaceutical companies and pharmacies to bring down the cost of drugs. The Specialty and Care Services operating segment is comprised primarily of our emerging businesses in very attractive markets, which offer products and services designed to achieve cost savings and better health outcomes by working together as a complete solution that targets various points of the pharmaceutical supply and delivery chain to better control the overall cost of prescription drugs supported by related health products and services. The specific products and services offered and sold through these two operating segments may differ in design and execution but share the same ultimate goal of providing value to our Evernorth customers by helping achieve their health needs at a lower cost through an attractive product offering.

Management, investors, industry analysts and others assess growth opportunities and future cash flow prospects at the Evernorth Health Services reportable segment level. As noted in our 2024 quarterly investor presentations, our annual earnings growth expectations in Specialty and Care Services range from 8% to 12%, while earnings growth expectations in Pharmacy Benefit Services range from 2% to 4%. While the Specialty and Care Services segment is currently growing at a higher rate, these businesses are intrinsically symbiotic - growth in these two businesses is supported by the marketing of our products and services both individually and as a complete Evernorth product offering. We evaluate and underwrite the economics of new and renewal client opportunities at the aggregate Evernorth level, not at the individual operating segment level. The higher earnings growth of the Specialty and Care Services operating segment is driven, in part, by the customer base of the Pharmacy Benefit Services operating segment - as Pharmacy Benefit Services earnings grow, so too does Specialty and Care Services earnings. For example, in 2023, nearly 60% of the specialty pharmacy services business revenue was generated by customers of the Pharmacy Benefit Services operating segment.

As noted above, our Pharmacy Benefit Services operating segment includes our more mature businesses, which is reflected in the lower earnings growth ranges. Our Specialty and Care Services includes our emerging businesses that have not reached full maturity and as a result are growing at a faster pace. The specialty and care industry overall is experiencing prolific growth, driven by significant advancements and the introduction of biosimilars as well as complex and high-cost new drugs to the market. Due to their higher price and rapid introduction, these changes have a larger impact on the specialty and care services industry than they do on the pharmacy benefit services industry, which is reflected in our growth rates. However, these market forces do impact both operating segments, as reflected in our growth projections for each of the operating segments, albeit with a larger impact on Specialty and Care Services. These facts align with the general principles of segment aggregation in line with the commentary set forth in ASC 280-10-55-7A, "In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the two segments may be aggregated." The long-term growth rates for both Evernorth operating segments are expected to differ for the forecasted future, as Specialty and Care Services continues to grow and mature in part by leveraging the Pharmacy Benefit Services’ shared customer base. The ability of each operating segment to leverage the complete suite of product and service offerings to drive their respective growth forecasts indicates these businesses are inherently similar, a position that has been recognized by the users of our financial statements as foundational to our business.

The following discussion points, which are used by the Company, industry analysts and investors to describe the economic value proposition and future cash flow prospects enhanced by the relationship between the two Evernorth Health Services operating segments, collectively further support aggregation:

•Both segments have historically generated and are expected to continue to generate a similar annual pre-tax margin of 3-5%. As noted above, growth in both Evernorth operating segments is supported in part by the sale of products across a shared customer base as a complete product offering; growth in one business promotes the growth in the rest of our businesses. This element is further discussed below in response to the Staff’s comment.

•Industry reports have generally observed the ability of Evernorth to capitalize on future growth opportunities based on the dynamic product offerings of its two operating segments. Our ability to deliver a broad array of healthcare services on both a standalone or combined basis between our two Evernorth operating segments enables us to drive incremental growth. For instance, a leading investment bank noted, "the company has a broad array of healthcare services solutions under the Evernorth umbrella that can be delivered on a stand-alone basis or combined with other offerings to enable more integrated care management. We believe [Cigna's] ability to aggregate and integrate point solutions should streamline the purchasing process for employers while also enabling them to configure services offerings based on their unique needs – both of which could potentially drive incremental growth."

•Our sell-side analysts regularly produce financial models for our business based on Evernorth Health Services in total and most do not model Pharmacy Benefit Services and Specialty and Care Services separately. This further supports that analysts and investors assess the performance of the Evernorth business as one reportable segment. While many analysts separately discuss the operating segments to provide visibility into current growth targets, they generally assess performance at the reportable segment level largely due to the operating segments' similar products and customer base, as described above.

•As noted by management during our 2024 Investor Day and on our 2024 Q2 earnings call, we have deliberately built a balanced portfolio across the Evernorth platform. About half of Evernorth's pre-tax adjusted income from operations is comprised of our pharmacy benefits capabilities and about half is specialty and care services. With respect to Evernorth's growth opportunities, Evernorth serves a balanced portfolio of clients, including employers, health plans, health systems, and pharmacy benefits organizations. Evernorth's go-to-market strategy is to market the full suite of pharmacy benefit solutions, including products and services from both operating segments. This strategy is further supported by the significant growth in the Specialty and Care Services business that has been driven in part by our Pharmacy Benefits Services clients electing to use Evernorth's specialty and care capabilities.

•In line with the factors outlined above, in our 2024 Investor Day presentation, the key differentiators mentioned for both the Pharmacy Benefit Services and Specialty and Care Services operating segments were clinical expertise as well as supply chain strategy initiatives such as owned operational assets and capabilities and supply chain excellence.

As outlined above, the users of our financial statements and other materials regularly view our Evernorth operations as one reportable segment. We note there are differences between the operating segments that we do discuss in certain external contexts, such as the differing earnings growth rates. ASC 280-10-55-7C indicates that "evaluating similar economic characteristics is a matter of judgement that depends on specific facts and circumstances." In assessing the criteria for aggregation as noted in our previous response to the Staff, we believe that the similar margins along with the structure, nature and manner in which these businesses operate indicate that these businesses are fundamentally similar. Management concluded that aggregating the Pharmacy Benefits Services and Specialty and Care Services operating segments into a reportable segment was consistent with the objectives and basic principles of ASC 280 as well the operating segments' economic and other qualitative similarities indicated in ASC 280-10-50-11.

Operating Segment Pre-Tax Margin

Pre-tax margin is a key metric used by our chief operating decision maker in assessing each operating segment's performance and is calculated as pre-tax adjusted income from operations divided by total adjusted revenues. Actual historical margins for the Pharmacy Benefits Services and Specialty and Care Services operating segments for the periods presented in the 2023 Form 10-K and Form 10-Q's for the quarterly periods ended March 31, June 30, and September 30, 2024 were as follows:

Evernorth Health Services Pre-Tax Margin
8.0%
7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
—%
2022
2023
Q1 2024
Q2 2024
Q3 2024
Pharmacy Benefits Services
Specialty and Care Services

For one of the periods presented, the Pharmacy Benefit Services margin fell outside of the 3-5% range. However, as described in the Form 10-Q for the quarterly period ended March 31, 2024, this was due to a one-time event (planned investments related to the onboarding of new clients, including one significant new client) and does not change our expectations for longer term projected margins for this operating segment. For all remaining periods presented, the margins for both operating segments were in the 3-5% range.

As shown in the graph above, the absolute historical pre-tax margins of the two Evernorth operating segments were within 1% of each other, which we do not believe is a significant difference. The margins were reflective of the codependency and the similar nature of the products and services between the two operating segments. On a relative basis (calculated as the absolute difference between segment margins divided by the margin for the Pharmacy Benefit Services operating segment for each period in the graph above) excluding the first quarter of 2024 for the factor cited in the paragraph above, margins varied in the range of 3% to 19%. For narrow margin businesses like these, a small absolute difference (1% or less) creates a large relative difference that we do not view as meaningful. Additionally, over the time periods presented in the chart above the Pharmacy Benefit Services average margin was 3.6% and the Specialty and Care Services average margin was 3.8%, which are very similar on both an absolute and relative basis. We continue to believe these margins demonstrate that the operating segments are economically similar, and that aggregation of the operating segments is appropriate.

Similarity of economic characteristics

We assess the performance of both Evernorth operating segments by reviewing the same key financial measures and operational factors, including volume, mix of claims, price, contract affordability services, customer, and client growth. These key factors are also disclosed in our quarterly Commission filings to help investors understand the performance of the operating segments. Future cash flows for Evernorth Health Services are primarily driven by the forecasted pre-tax margins of the business, as well as operating expenses and long-term earnings growth rates. Each operating segment has historically generated similar annual pre-tax margins and is expected to continue to generate similar long-term annual pre-tax margins in the 3% to 5% range.

2.We note your response to prior comment 6 regarding your aggregation of U.S. Healthcare and International Healthcare operating segments. Please address the following:

•Your response indicates the historical margins (i.e., pre-tax adjusted income from operations divided by total adjusted revenues) for these operating segments have ranged from the high single digits to the low double digits, and U.S. Healthcare has generally performed at the higher end of that range relative to International Health while management expects further margin convergence over the long term. Please provide us with the actual margins for each of these two operating segments in historical periods presented in your financial statements and explain how you analyzed the similarity of the long-term average margins, including when you expect convergence to occur over the long-term. As part of your response, please include your consideration of the implementation guidance in ASC 280-10-55-7A.

•We also note your response indicates that variations in the financial performance of the two operating segments are expected due to factors such as the type of products offered, local regulatory capital requirements, and customer location and demographics. In addition to the economic similarity, please explain how you considered this variation in your analysis of the qualitative factors in ASC 280-10-50-11a to 11e.

We acknowledge the Staff's comment requesting additional analysis of management's conclusions related to Cigna Healthcare's operating segments' similar long-term financial performance expectations in accordance with ASC 280-10-50-11 and ASC 280-10-55-7A and how these determinations led to our decision to aggregate the U.S. Healthcare and International Health operating segments into one reportable segment.

Operating Segment Pre-Tax Margin

As noted in response to comment 1 above, pre-tax margin is a key metric used by our chief operating decision maker in assessing each operating segment's performance and is calculated as pre-tax adjusted income from operations divided by total adjusted revenues. Actual historical margins for the U.S. Healthcare and International Health operating segments for the periods presented in the 2023 Form 10-K and Form 10-Q's for the quarterly periods ended March 31, June 30, and September 30, 2024 were as follows:

Cigna Healthcare Pre-Tax Margin
16.0%
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
—%
2022
2023
Q1 2024
Q2 2024
Q3 2024
U.S. Healthcare
International Health

Our analysis of the similarity of the operating segments' margins considered historical, current and forecasted performance over a multi-year period. For the current and historical periods analyzed, our analysis demonstrated a tight range of actual margins within the high single to low double-digit range. The slightly larger variance in margins observed during 2024 was driven by short-term trends in the U.S. Healthcare business and we do not believe it is an indicator of longer-term divergence. Additionally, over the time periods presented in the chart above, the U.S. Healthcare average margin was 9.1% and the International Health average margin was 10.2%, which are very similar on both an absolute and relative basis. In accordance with ASC 280-10-55-7A, our analysis also contemplated future margin expectations derived from our most recent multi-year strategic plan. For example, actual U.S. Healthcare margins reported in our historical filings include certain businesses currently classified as held for sale. The sale of these businesses is expected to close in early 2025, and as a result, when we assessed the future prospects of the Cigna Healthcare operating segments, we analyzed margin expectations excluding the businesses held for sale. Our current strategic plan forecasts the U.S. Healthcare operating segment to generate margins at the higher end of the range relative to the International Health operating segment, with convergence expected over the next four years. We believe these analyses support the conclusion that the U.S. Healthcare and International Health operating segments are expected to have similar long-term economic characteristics.

Products Offered

As indicated in the analyses above, operating results vary from period to period primarily based on healthcare utilization by our customers and the mix of products sold. As noted in our response to the Staff’s prior comments, in both the U.S. Healthcare and International Health operating segments, we strive to provide clients and customers with comprehensive medical health solutions. Our offerings are designed to include core medical as well as associated health solutions (examples include pharmacy, behavioral or dental) to achieve optimal health outcomes. We also provide multiple options for clients and customers to pay for their healthcare benefits, including fully insured and administrative services only arrangements. Clients and customers select the products and funding solutions that best suit their specific healthcare and financial risk management needs. While the product offerings across U.S. Healthcare and International Health are similar, individual clients and customers ultimately choose to bundle and utilize our products and services to satisfy their healthcare needs. The variation in customer buying and utilization behavior does not alter the conclusion that the products offered by both Cigna Healthcare operating segments are similar. Approximately 60% of the clients of our global health benefits business, which provides health benefits to employees while working outside of their home country, are also the largest multinational clients of our U.S. Healthcare operating segment. The production processes needed to support clients and customers are aligned with the product offerings and constructed with similar functional capabilities. Although only a portion of the operational capabilities are shared by the operating segments, the similarity is evident within the intended purpose of the operating processes that are fundamentally consistent.

Operating Segment Geography

We also contemplated geography as a difference between U.S. Healthcare and International Health in our qualitative analysis. We considered whether the physical location of our customers, the provision of medical services and execution of operational processes could impact the similarity of the qualitative aggregation criteria. Approximately 20% of the healthcare benefits provided to the customers of the International Health segment is delivered in the U.S. and leverages the same provider and care network that is available to the U.S. Healthcare segment customers. Although there is variation in the physical location of many aspects of the businesses, we concluded that, in substance, the nature of both the products and services and the operational processes supporting the businesses are similar.

Local Regulatory and Capital Requirements

We also considered local regulatory and capital requirements, including the fact that regulation applicable to each of the Cigna Healthcare operating segments is similar in that it exists at the federal and state level domestically as well as at the national and local levels internationally. In geographies where we participate, specific health care insurance regulations vary; they are, however, consistently designed to govern the provision of healthcare services to customers. Capital requirements may also vary based on specific jurisdictions but are consistently structured to achieve the same primary goal of ensuring sufficient assets are available to pay customer claims.

Segment Reporting, page 48

3.We note on pages 48 and 49 that your Adjusted SG&A expense ratio by segment is calculated using the applicable segment’s selling, general and administrative expenses excluding certain special items. Please tell us whether you believe Adjusted SG&A expense ratio by segment is a non-GAAP measure considering Question 104.03 of the C&DIs on Non-GAAP Financial Measures. Where applicable, include in your future filings a reconciliation to the most directly comparable GAAP measure for each non-GAAP measure and disclose the reasons why management believes such non-GAAP measure provides useful information to investors required by Item 10(e) of Regulation S-K.

In addition to our principal segment performance measures (pre-tax adjusted income (loss) from operations and adjusted revenues), we have historically presented an incremental segment expense ratio metric (adjusted expense ratio) that we believe provides investors with additional insights and assists in their understanding of the key drivers of our segments' financial performance. This ratio, which we will be renaming "SG&A expense ratio" commencing with our next Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (the “2024 Form 10-K”), is calculated as the applicable segment's selling, general and administrative expenses divided by the segment's adjusted revenues. No adjustments are made to the numerator (selling, general and administrative expenses) that contribute to the determination of our ASC 280 measure of segment performance, pre-tax adjusted income (loss) from operations. Because each of the numerator and denominator comprising this ratio are calculated using amounts that have been determined and presented in accordance with GAAP, the Company respectfully submits it does not constitute a non-GAAP financial measure under Item 10(e) of Regulation S-K.

In further response to the Staff's comment, beginning in our 2024 Form 10-K, as shown below we will modify the presentation in our MD&A of this metric. For illustrative purposes, we have presented the reported figures for Evernorth Health Services for three months ended September 30, 2024 and 2023 as they are proposed to be modified in our forthcoming 2024 Form 10-K.

Financial Summary
	Three Months Ended September 30,
(Dollars in millions)	2024	2023	Change
Adjusted revenues (1)	$52,637	$38,596	36%
Pre-tax adjusted income from operations (1)	$1,876	$1,716	9%
Pre-tax margin (1)(2)	3.6	4.4	(80)	bps
SG&A expense ratio (3)	1.7	2.2	(50)	bps
(1)See the Segment Information Note to the Consolidated Financial Statements for reconciliation of adjusted revenues and pre-tax adjusted income from operations to Total revenues and Income before income taxes, respectively.
(2)Pre-tax margin is calculated as pre-tax adjusted income from operations divided by adjusted revenues.
(3)SG&A expense ratio is calculated as segment selling, general and administrative expenses divided by adjusted revenues. See the Segment Information Note to the Consolidated Financial Statements for further details.

With the adoption of the FASB's ASU 2023-07, Segment Reporting-Improvements to Reportable Segment Disclosures, which is required to be adopted in our 2024 Form 10-K, our segment footnote will specifically include the segment selling, general and administrative expenses that are used as the numerator in the SG&A expense ratio as shown below. For illustrative purposes, we have presented the three months ended September 30, 2024 as proposed to be modified in our forthcoming 2024 Form 10-K.

Segment Information Note

(In millions)	Evernorth Health Services	Cigna Healthcare	Other Operations	Corporate and Eliminations	Total
Three months ended September 30, 2024
Revenues from external customers	$51,552	$11,919	$137	$1	$63,609
Intersegment revenues	1,045	1,279	18	(2,342)
Net investment (loss) income	(142)	142	79	6	85
Total revenues	52,455	13,340	234	(2,335)	63,694
Net investment results from certain equity method investments	—	(177)	—	—	(177)
Special item related to impairment of dividend receivable	182	—	—	—	182
Adjusted revenues	$52,637	$13,163	$234	$(2,335)	$63,699
Pharmacy and other service costs	49,768	—
Medical costs	—	9,355
Selling, general and administrative expenses	894	2,637
Other segment items (1)
Interest (expense) and other	—	3
Less income attributable to noncontrolling interests	99	—
Pre-tax adjusted income (loss) from operations	1,876	1,174	(6)	(425)	2,619
(1) Other segment items represent the difference between segment adjusted revenues less significant segment expenses and pre-tax adjusted income (loss) from operations and they do not represent significant segment items relative to the CODM’s review and oversight.

Please do not hesitate to call me at 860-226-2555 with any questions or further comments you may have regarding these filings or if you wish to discuss the above responses.

Sincerely,

THE CIGNA GROUP

By:	/s/ Brian C. Evanko
	Name:	Brian C. Evanko
	Title:	Executive Vice President, Chief Financial Officer, The Cigna Group, and President and Chief Executive Officer, Cigna Healthcare